EXHIBIT F

             COMPUTER ASSOCIATES INTERNATIONAL, INC.
                   401(K) EXCESS BENEFIT PLAN

                            ARTICLE I

                    PURPOSE AND ESTABLISHMENT


     1.1 Purpose. Computer Associates International, Inc. (the "Employer") desires to establish an "unfunded excess benefit plan" as said term is defined in Sections 3(36) and 4(b)(5) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), solely for the purpose of benefiting participants in the CASH Plan (as hereinafter defined) who are unable to receive a full allocation of Employer Contributions under that Plan due to the limitations imposed by Section 415 of the Internal Revenue Code of 1986, as amended (the "Code").
     1.2 Establishment. The Employer hereby establishes the Computer Associates International, Inc. 401(k) Excess Benefit Plan, effective January 1, 1993.

                           ARTICLE II
                           DEFINITIONS
     2.1 Beneficiary shall mean the same person or person whom the Participant has designated or whom ERISA requires to receive a death benefit under the CASH Plan.
     2.2  Board shall mean the Board of Directors of the Employer.
     2.3 CASH Plan shall mean the Computer Associates Savings Harvest Plan, established and maintained by the Employer, as it may be amended from time to time.

     2.4 Committee shall mean the CASH Plan Committee or any such other committee designated by the Board, which shall consist of at least three members.
     2.5  Effective Date shall mean January 1, 1993.
     2.6  Employer shall mean Computer Associates International,
Inc.
     2.7 Employer Contributions shall mean Employer Matching Contributions and Employer Discretionary Contributions as those terms are described in Sections 4.2 and 4.3, respectively, of the CASH Plan.
     2.8 Participant shall mean an employee of the Employer who is a participant in the CASH Plan, whose allocation of Employer Contributions thereunder has been limited by the provisions of Sections 415 of the Code, and with respect to whom a 401(k) Excess Benefit Account has been established and exists hereunder.
     2.9 Plan shall mean the Computer Associates International, Inc. 401(k) Excess Benefit Plan, as set forth in this document, and as it may be amended from time to time.
     2.10 Plan Year shall mean the twelve consecutive month period commencing March 31, 1992 and ending March 30, 1993 and each successive twelve consecutive month period thereafter, each commencing on March 31st.
     2.11 Disability shall have the meaning set forth in Section 1.1(5) of the CASH Plan and shall be determined pursuant to procedures established by the Committee.

                           ARTICLE III
                           ELIGIBILITY
     3.1 Eligibility. To receive a benefit under this Plan, a Participant must qualify for Employer Contributions under the CASH Plan and the amount of such contributions otherwise allocable to his or her account under said plan must be limited due to the application of Section 415 of the Code.

                           ARTICLE IV
                    ESTABLISHMENT OF ACCOUNT
     4.1  401(k) Excess Benefit Account.
          (a) Commencing as of March 30, 1993 and during the continuation of this Agreement for each Plan Year thereafter, the Employer shall credit to a book reserve account established on behalf of each participant (hereinafter referred to as the "401(k) Excess Benefit Account") an amount equal to the difference, if any, between (i) and (ii) below where:
               (i) equals the amount of Employer Contributions which would have been allocated to the Participant's account under the CASH Plan for a plan year thereunder if such contributions were computed without regard to the restrictions or limitations imposed by Section 415 of the Code, as now or hereafter in effect, and
               (ii) equals the amount of Employer Contributions allocated to the Participant's account under the CASH Plan for said plan year.
     The aforesaid amount shall be credited to the Participant's 401(k) Excess Benefit Account as of the last day of each Plan Year during the term of this Plan.
          (b) In addition, the Employer shall credit the Participant's 401(k) Excess Benefit Account with an interest equivalent equal to the amount of interest that would have been earned if the 401(k) Excess Benefit Account were invested in the Fidelity, N.A. Money Market Fund, or any such comparable fund or investment to be selected by the Committee, from time to time, in its absolute discretion.
     4.2  Vesting/Forfeiture of Benefits.
          (a) Except as provided in paragraph (b) of this Section 4.2, a Participant shall be vested in his 401(k) Excess Benefit Account in accordance with the vesting provisions set forth under
Article VI of the CASH Plan and applicable to the Participant's Employer Contribution account thereunder. If a Participant's employment with the Employer and all of its affiliates is terminated (whether such termination is initiated by the Participant, Employer or its affiliates, and without regard to the reason therefor) before a Participant is fully vested in his Employer Contribution account under the CASH Plan, said Participant shall be entitled to receive, in accordance with Article V of this Plan, that portion of his 401(k) Excess Benefit Account (inclusive of deemed earnings thereunder) determined by multiplying the value of said Account by the Participant's non-forfeitable percentage determined pursuant to Section 6.2 of the CASH Plan and any other applicable provisions of the CASH Plan. The nonvested portion of the Participant's 401(k) Excess Benefit Account, if any, shall be forfeited upon such termination date.
          (b) Upon termination of this Plan or a change of control of the Employer, the Participant shall become fully vested in his Excess Benefit Account hereunder. For purposes of this Agreement, "change in control" shall mean either (i) a merger or consolidation of the Employer and another entity pursuant to which the Employer or any affiliate controlled by the Employer is not the survivor,
(ii) a sale of substantially all of the assets of the Employer to a non-affiliated entity or (iii) if more than thirty (30%) percent of the aggregate voting power of all classes of outstanding securities of the Employer ordinarily entitled to vote in elections of directors shall be acquired (whether by direct purchase, exchange upon merger or otherwise) by another corporation or other person or Group without the prior consent (evidenced by a resolution adopted at a duly called meeting of the Board or by a written statement of action) of a majority of the Continuing Directors. For purposes of clause (iii) of this Section 4.2(b) "Group" shall mean persons who act in concert as described in
Section 14(d)(2) of the Securities Exchange Act of 1934, as amended and "Continuing Director" shall mean (A) any member of the Board who was a member of the Board on January 1, 1993 who is entitled, if he or she so chooses in his or her absolute discretion, to remain a member of the Board throughout the period following any such acquisition of voting securities until the next Annual Meeting of Stockholders of the Employer or a special meeting in lieu thereof or (B) any member of the Board, while such person is a member of the Board, if such person's nomination or election to the Board was recommended or made by a majority of the Continuing Directors.

                            ARTICLE V
                       PAYMENT OF BENEFITS
     5.1  Lump Sum Distribution.
          (a) Payment of the Participant's vested 401(k) Excess Benefit Account hereunder shall be made in the form of a lump sum to the Participant as soon as practicable after the Participant's employment with the Employer and any of its affiliates has been terminated for any reason.
          (b) Upon the (i) change of control as defined in Section 4.2(b) above or (ii) the termination of the Plan the Participant's vested Excess Benefit Account shall be paid in the form of a lump sum as soon as practicable subsequent to the occurrence of any of the aforesaid events.
     5.2 Separateness of Plan and CASH Plan. Any benefit payable under the CASH Plan shall be determined solely in accordance with the terms and provisions thereof, and nothing in this Plan shall operate or be construed in any way to modify, amend or affect the terms and provisions of the CASH Plan.
     5.3  Inapplicability of Retirement Equity Act of 1984.
Nothing contained in this Plan is intended to give or shall give any spouse or former spouse of a Participant or any other person any right to benefits under the Plan by virtue of Sections 401(a)(11) and 417 of the Code (relating to qualified pre-retirement survivor annuities and qualified joint and survivor annuities) or Sections 401(a)(13)(B) and 414(p) of the Code (relating to qualified domestic relations orders).

                           ARTICLE VI
                     UNFUNDED NATURE OF PLAN

    The Plan is an "unfunded excess benefit plan" as said term is defined in Sections 3(36) and 4(b)(5) of ERISA. The Employer has established 401(k) Excess Benefit Accounts on its books solely as a bookkeeping convenience in order to account for the amounts earned by each Participant hereunder. The Employer shall not be required to segregate any funds representing the 401(k) Excess Benefit Accounts and nothing in this Plan shall be construed as providing for such segregation. In addition, the Employer shall not be deemed to be a Trustee for the Participants and their designated Beneficiaries with respect to any amounts deferred hereunder. The Participant, his designated Beneficiary and any other person or persons having or claiming a right to payments hereunder or to any interest in this Plan shall rely solely on the unsecured promise of the Employer to make payments hereunder. Nothing herein shall be construed to give the Participant, his designated Beneficiary or any other person or persons any right, title, interest or claim in or to any specific asset, fund, reserve, account or property of any kind whatsoever owned by the Employer or in which it may have any right, title or interest now or in the future; provided, however, that the Participant or any Beneficiary shall have the right to enforce his claim against the Employer in the same manner as any unsecured creditor.

                           ARTICLE VII
                 ADMINISTRATION; AMENDMENTS AND
            TERMINATION; RIGHTS AGAINST THE EMPLOYER

     7.1 Administration. The Committee shall administer the Plan and shall have the full and absolute discretionary power and authority to construe and interpret the provisions of the Plan and to determine a Participant's eligibility for benefits hereunder. Any determination or decision by the Committee shall be conclusive and binding on all Participants, Beneficiaries and any other persons who at any time have, or claim to have, any interest whatsoever under this Plan.
     7.2 Liability of Committee; Indemnification. To the extent permitted by law, no member of the Committee shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan, unless attributable to his own gross negligence or willful misconduct. The Employer shall indemnify the members of the Committee against any and all claims, losses, damages, expenses, including any amounts paid in settlement with their approval, arising from their action or failure to act to the maximum extent required or permitted under the Delaware General Corporation Law as presently in effect and as hereafter amended from time to time.

     7.3 Amendment and/or Termination. The Committee, with the approval of the Board, shall have the right to amend or terminate this Plan at any time by resolution adopted by each of them. Any such amendment or termination shall become effective upon the date stated therein and shall be binding upon all Participants and Beneficiaries; provided, however, that no such amendment or termination shall reduce the amount of, or the vested interest in the 401(k) Excess Benefit Account of a Participant or Beneficiary hereunder as of the effective date of such amendment or termination.
     7.4 Rights Against the Employer. The establishment of this Plan shall not be construed as giving to any Participant, Beneficiary or any person whomsoever, any legal, equitable or other rights against the Employer, or its officers, directors, agents or shareholders, or as giving to any Participant or Beneficiary any equity or other interest in the assets, business or shares of Employer stock or giving any employee the right to be retained in the employment of Employer. All participants shall be subject to discharge to the same extent they would have been if this Plan had never been adopted.
     7.5 Expenses. The cost of this Plan and the expenses of administering the Plan shall be borne by the Employer.

                          ARTICLE VIII
                    GENERAL AND MISCELLANEOUS
     8.1 Spendthrift Clause. No right, title or interest of any kind in the Plan shall be transferable or assignable by any Participant or Beneficiary or be subject to alienation, anticipation, encumbrance, garnishment, attachment, execution or levy of any kind, whether voluntary or involuntary, nor subject to the debts, contracts, liabilities, engagements, or torts of the Participant or Beneficiary. Any attempt to alienate, anticipate, encumber, sell, transfer, assign, pledge, garnish, attach or otherwise subject to legal or equitable process or encumber or dispose of any interest in the Plan shall be void.
     8.2 Severability. In the event that any provision of this Plan shall be declared illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions of this Plan but shall be fully severable and this Plan shall be construed and enforced as if said illegal or invalid provision had never been a part of this Plan.
     8.3 Construction. The article and section headings and numbers are included only for convenience of reference and are not to be taken as limiting or extending the meaning of any of the terms and provisions of this Plan. Whenever appropriate, words used in the singular shall include the plural or the plural may be read as the singular. When used herein, the masculine gender includes the feminine gender.
     8.4 Governing Law. The validity and effect of this Plan and the rights and obligations of all persons affected hereby shall be construed and determined in accordance with the laws of the State of Delaware law unless superseded by federal law.
     8.5 Payment Due an Incompetent. If the Committee receives evidence that a Participant or Beneficiary entitled to receive any payment under the Plan is physically or mentally incompetent to receive such payment, the Committee may, in its sole discretion, direct the payment to any other person or trust which has been legally appointed by the courts.
     8.6 Taxes. All amounts payable hereunder to any Participant or Beneficiary shall be reduced by any and all federal, state and local taxes imposed upon the Participant or Beneficiary which are required to be paid or withheld by Employer.
          IN WITNESS WHEREOF, the Employer, as authorized by its Board of Directors, has caused this Plan to be signed by its duly appointed officers as of the effective date set forth in Section
1.2 above.


ATTEST:                  COMPUTER ASSOCIATES INTERNATIONAL, INC.
/s/ Belden A. Frease     By:  /s/ Peter Schwartz
Secretary                   Title: